ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

May 4, 2012

Enerplus Announces Annual & Special Meeting Webcast and 2012 First Quarter Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) Enerplus Corporation will be hosting our Annual & Special Meeting on Friday, May 11, 2012 at 10:00 AM MT (12:00 PM ET) at the Metropolitan Conference Centre in Calgary, Alberta. Mr. Gordon J. Kerr, President and CEO, will provide an update on Enerplus' operations starting at 10:10 AM MT (12:10 PM ET). This update will be available via webcast. Details are below:

Annual & Special Meeting Webcast Details

Date: Friday, May 11, 2012
Time: 10:10 AM MT (12:10 PM ET)
Webcast: http://w.on24.com/r.htm?e=455698&s=1&k=E7B125E30E69E1E8379DBF99E32C15C0

A replay of the webcast will be available after the meeting on our website at www.enerplus.com.

Enerplus Corporation will also be releasing our operating and financial results for the first quarter of 2012 at 4:00 a.m. MT (6:00 a.m. ET) on Friday, May 11, 2012. A conference call hosted by Mr. Gordon J. Kerr will be held at 11:30 AM MT (1:30 PM ET) to discuss these results. The complete MD&A and Financial Statements for the first quarter will be available on our website at www.enerplus.com as well as our SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

Q1 Results Live Conference Call

Date: Friday, May 11, 2012
Time: 11:30 AM MT (1:30 PM ET)
Dial-In: 647-427-7450
               1-888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/detail/961121/1030725

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
               1-855-859-2056 (toll free)
Passcode: 75794352

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation